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Exhibit 12.1

POGO PRODUCING COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,				For the year ended December 31,
	2005		2004		2004		2003		2002		2001		2000
	(Dollars in Thousands)
EARNINGS:
Income before taxes, minority interest, and accounting change	$113,761		$129,191		$496,403		$515,229		$208,951		$159,566		$165,957
Add —
Add — Fixed charges	12,167		11,390		37,064		53,621		68,071		72,217		49,866
Less —
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		(4,140)		(9,999)		(9,965)
Capitalized interest	(2,197)		(4,548)		(14,216)		(16,531)		(24,033)		(33,242)		(20,918)

Total earnings	$123,731		$136,033		$519,251		$552,319		$248,849		$188,542		$184,940

FIXED CHARGES:
Interest expense	$10,211		$9,444		$29,333		$46,360		$57,450		$56,259		$34,064
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		4,140		9,999		9,965
Portion of rental expense representing interest	1,956		1,946		7,731		7,261		6,481		5,959		5,837

Total fixed charges	$12,167		$11,390		$37,064		$53,621		$68,071		$72,217		$49,866
RATIO OF EARNINGS TO FIXED CHARGES	10.2	x	11.9	x	14.0	x	10.3	x	3.7	x	2.6	x	3.7	x

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POGO PRODUCING COMPANY RATIO OF EARNINGS TO FIXED CHARGES